BAYTEX RECEIVES NOTICE OF CONFIRMATION FOR TAX REASSESSMENT

CALGARY, ALBERTA (November 13, 2023) - Baytex Energy Corp. ("Baytex") (TSX:BTE) (NYSE:BTE) announces that certain of its wholly owned indirect subsidiaries have received a notice of confirmation (the "Confirmation Letters" or "Letters") from the Appeals Division of the Canada Revenue Agency (the "CRA") that deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2014. As previously disclosed, Baytex received notices of reassessment in 2016 and the Letters advise that the reassessments have been confirmed.

By way of background, in 2010 Baytex acquired several privately held commercial trusts (the "Trusts") that had accumulated substantial non-capital losses which were subsequently used to reduce the taxable income of the Trusts by $591 million. In June 2016, Baytex received reassessments from the CRA that denied non-capital loss deductions relevant to the calculation of income taxes. In September 2016, Baytex filed notices of objection with the CRA appealing each reassessment received. In July 2023, Baytex received a letter from the CRA proposing to confirm the reassessments and Baytex submitted a response to this proposal in October 2023. The Confirmation Letters were received on November 10, 2023.

Baytex remains confident that the tax filings are correct and will be filing appeals to the Tax Court of Canada. Baytex is not required to pay any amount in respect of the reassessed amounts owing in order to litigate the appeals in court.

The most recent reassessments issued by the CRA assert taxes owing of $244.8 million, late payment interest of $166.6 million and a late filing penalty in respect of the 2011 tax year of $4.1 million.

Baytex estimates that appeals to the Tax Court of Canada could take up to three years to be resolved. Should further appeals from a decision of the Tax Court of Canada be made by Baytex or the CRA, Baytex estimates that process could take up to an additional two years and potentially longer.

Advisory Regarding Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our intention to defend the reassessments; our view of our tax filing position; that we will not be required to pay any amount in order to litigate the appeals in court; and the length of time it may take to resolve the reassessments. Although Baytex believes that the expectations and assumptions upon which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Baytex can give no assurance that they will prove to be correct.

These forward-looking statements are based on certain key assumptions regarding, among other things: expectations and assumptions concerning prevailing tax laws; the precedential value of existing tax case law; our own understanding of applicable tax law; and our expectations regarding the development of existing tax case law. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the interpretation of tax legislation and regulations applicable to us; the risk that the CRA's challenge of our tax filings is successful; any reassessment of our tax filings and the continuation or timing of any such process is outside our control; litigation risk associated with a challenge to our tax filings; changes to tax legislation and administrative policies; and other factors, many of which are beyond our control.

The above summary of assumptions and risks related to forward-looking statements in this press release has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex's current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts in this press release are in Canadian dollars unless otherwise specified.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company with headquarters based in Calgary, Alberta and offices in Houston, Texas. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com